Exhibit (a)(1)(J)
Please enter your Eligible Option Grant Details and Estimated Stock Price in the yellow boxes. Hover over the boxes with your mouse for more detailed information.
Outstanding Eligible Options
Grant Price $3.00 Outstanding Options 7,500
Stock Price on Date of Replacement Grant
$1.25
Pre-Tax Gains at Hypothetical Future Stock Prices
Replacement Options
Exchange Ratio 1.50 to 1 Replacement Grant1 5000
Hypothetical Future Stock Price
(1) Subject to a 3-year vesting period as descibed in the Offer to Exchange
** PLEASE MAKE SURE TO INPUT DATA CAREFULLY. THE BREAKEVEN PRICE IS DEPENDENT ON THE DATA THAT YOU ENTER. ALEXZA PHARMACEUTICALS HAS NOT AUTHORIZED ANYONE TO MAKE ANY RECOMMENDATION AS TO WHETHER YOU SHOULD PARTICIPATE IN THE OFFER TO EXCHANGE AND WE STRONGLY RECOMMEND THAT YOU CONSULT YOUR OWN FINANCIAL, TAX AND LEGAL ADVISORS REGARDING THE CONSEQUENCES OF PARTICIPATING.